[BRASKEM LOGO]

                                  BRASKEM S.A.
                      Public Company - CVM Code No. 00482-0
      National Register of Legal Entities (CNPJ/MF) No. 42.150.391/0001-70
                  Commercial Registry (NIRE) No. 29.300.006.939

                                  RELEVANT FACT

Braskem S.A. ("Braskem"), proceeding with the implementation of the strategy of providing greater financial flexibility to its operations, incrementing its liquidity level, and reducing its total financial costs, hereby informs to the public, as required by CVM Instruction No. 358/02, the following:

Braskem's Board of Directors, at a meeting held on May 27, 2004, approved the convocation of Braskem's Extraordinary Shareholders' Meeting, for the purpose of reviewing and approving a proposal for the public issue of partially secured non-convertible debentures, in accordance with the following conditions:

Total amount: R$300,000,000.00, secured, which-such amount may be increased at Braskem's discretion up to R$ 60,000,000.00, in accordance with the best efforts regime, as described in paragraph 2 of Article 14 of CVM Instruction No. 400/2003.
Face value and amount: 3,000 debentures, each with a face value of R$100,000.00 ("Face Value").
Series: One single series.
Convertibility: The debentures will not be convertible into shares.
Type: The debentures will be partially secured, as provided in Article 58 of Law No. 6,404/76. The security will consist of the pledge of certain of Braskem's current and future credits against certain customers, such credits arising from the supply of products by Braskem.
Placement: The debentures will be placed through a public distribution, with the intermediation of financial institutions integrating the system of securities' distribution.
Term and maturity: The term of the debentures will be 60 (sixty) months from the issue date.
Payment of the Face Value: The Face Value will be paid in a single installment on the maturity date.
Remuneration: The Face Value will accrue interest of 117% (one hundred and seventeen percent)
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of the average daily rates of the DI - Interbank Deposits for one day, "over extra-group", expressed as an annual percentage based on a year of 252 (two hundred and fifty-two) working days, calculated and announced daily by the Camara de Custodia e Liquidacao - CETIP (Securities Custody and Settlement Center) available at its Internet website (http://www.cetip.com.br), calculated exponentially and cumulatively 'pro rata temporis' for the number of days elapsed, to be applied to the Face Value from the issue date or the maturity date of the last capitalization period (as defined in the applicable deed), as applicable to the date of its effective payment ("Remuneration").
Remuneration Payment: The Remuneration will be paid semiannually, as of the issue date.

The total amount, the Compensation, and the other terms and conditions of the issue described herein will be ratified at the Extraordinary Shareholders of Braskem, in accordance with the terms of Article 59 of Law 6,404/76, with a recommendation that the shareholders' meeting grant to the Board of Directors authority to change, if required, the subjects described in paragraph 1 of
Article 59 of Law No. 6,404/76. According to the convocation made on this date, the Extraordinary Shareholders' Meeting of Braskem shall be held on June 15, 2004, at 2:00 PM, at Braskem's headquarters.

The issue will be submitted to the appreciation of the Comissao de Valores Mobiliarios - CVM (Securities and Exchange Commission) during the following days.


                             Camacari, May 28, 2004

                                 /s/ Paul Altit
                       ----------------------------------
                                  BRASKEM S.A.
                Paul Altit - Director of Relations with Investors